July 23, 2015

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Jessica Livingston

100 F Street, N.E.

Washington, D.C. 20549

Re:	America First Multifamily Investors, L.P.

Amendment No. 1 to Preliminary Consent Solicitation Statement on Schedule 14A

Filed on July 20, 2015

File No. 000-24843

Dear Ms. Livingston:

On behalf of America First Multifamily Investors, L.P. (the “Registrant”), we hereby submit this letter in response to the oral comment communicated by you to the undersigned on July 22, 2015 relating to the Registrant’s above-referenced Amendment No. 1 to the Preliminary Consent Solicitation Statement on Schedule 14A (the “Amendment No. 1”) filed with the Securities and Exchange Commission on July 20, 2015. On behalf of the Registrant, below is our response to your comment, which also confirms the telephone correspondence on July 22, 2015 between you and the undersigned, and the telephone correspondence on July 23, 2015 between you and our outside counsel, David P. Hooper of Barnes & Thornburg LLP. For your convenience, I have summarized our understanding of your oral comment in bold below followed by our response in regular type. Pursuant to the aforementioned telephone conferences, we are providing the revised disclosures you requested in Appendix A attached hereto, which reflect our response to your comment, and are not contemporaneously filing a further amendment to the Preliminary Consent Solicitation Statement. As a result, and per our discussions, the Partnership intends to file its definitive consent solicitation statement inclusive of the revisions discussed below after we have received clearance from the Staff. All capitalized terms not defined herein have the meanings set forth in Amendment No. 1.

*  *  *  *  *

1.	Please further separate the proposed amendments to the Limited Partnership Agreement in proposal 1D, as submitted in the Amendment No. 1, into two separate consent proposals and reflect this further separation in the Consent Solicitation Statement and Consent Form.

Response: In response to the Staff’s comment, the Registrant will revise the Consent Statement and Consent Form as you requested. In this regard, and pursuant to the above-

Jessica Livingston

Securities and Exchange Commission

July 23, 2015

referenced telephone discussions, the Registrant will further separate the proposed amendments to the limited partnership agreement in proposal 1D into two separate proposals, as follows:

•	A new proposal 1D, which relates to enhancing the operational sustainability of the Partnership by deleting the automatic expiration date of the Partnership (which is currently December 31, 2050) and rather making the term of the Partnership continue indefinitely until the Partnership is dissolved.

•	A new proposal 1E, which relates to enhancing the operational sustainability of the Partnership by revising a number of provisions in the Limited Partnership Agreement, which the Board believes to be consistent with Delaware law, to remove references to the General Partner owing fiduciary duties to the limited partners and BUC Holders.

The number/letter references for the other LP Agreement Amendment Proposals will be revised accordingly. In addition, references throughout the document to “six” LP Agreement Amendment Proposals will be changed to references to “seven” proposals. As further separated, the Registrant respectfully submits that the amendment proposals meet the requirements of Rule 14a-4(a)(3) to identify clearly and impartially each separate matter intended to be acted upon. The text of the revised disclosures to Amendment No. 1 that are responsive to your oral comment are attached hereto as Appendix A.

*  *  *  *  *

On behalf of the Registrant, I hereby acknowledge in connection with the response contained in this letter that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the efforts of the Staff with respect to the review of the Registrant’s Consent Solicitation Statement, and the Registrant respectfully requests the Staff’s assistance in completing its review as soon as possible. The Registrant has committed to making all the revisions to the Consent Solicitation Statement that have been requested by the Staff. Given the timing considerations conveyed to you on our telephone conferences, the Registrant believes it is necessary to file its definitive consent solicitation statement as soon as possible.

Jessica Livingston

Securities and Exchange Commission

July 23, 2015

Should you have additional comments or questions, please contact me at (402) 930-3018.

Sincerely,

/s/ Craig S. Allen

Craig S. Allen

Chief Financial Officer

cc:	Mark A. Hiatt

David P. Hooper

Appendix A

(Revisions to Notice of Consent Solicitation of Amendment No. 1)

To the Limited Partners and Beneficial Unit Certificate Holders of America First Multifamily Investors, L.P.:

We are pleased to send you and the other limited partners (“LPs”) and beneficial unit certificate holders (“BUC Holders,” and collectively with the LPs, referred to herein as the “Unitholders”) of America First Multifamily Investors, L.P. (the “Partnership,” “we,” “us,” or “our”) these consent solicitation materials to solicit your consent for the following purposes:

1.	Amended and Restated Limited Partnership Agreement. To consider and vote upon ~~six~~seven proposals (collectively, the “LP Agreement Amendment Proposal”) which, if approved, will amend and restate the Agreement of Limited Partnership of the Partnership (the “Limited Partnership Agreement”). Such proposals are as follows:

•	LP Agreement Amendment Proposal 1A. The amendments set forth in this proposal relate to providing the Partnership with greater operational flexibility to engage in investment activities by (i) revising the definition of “Tax-Exempt Investments” to permit our general partner, America First Capital Associates Limited Partnership Two (the “General Partner”), to invest in a wider variety of tax-exempt investments without the constraints of a rating requirement when the investment is secured by a mortgage; and (ii) providing the General Partner with express authority to acquire, hold, and invest in securities on behalf of the Partnership other than mortgage investments and tax-exempt investments, including investments that would be taxable for federal income tax purposes, and to make loans to unaffiliated third parties which are fully-secured by real estate.

•	LP Agreement Amendment Proposal 1B. The amendments set forth in this proposal relate to providing the Partnership with greater operational flexibility with respect to transactions in the Partnership’s securities by (i) providing the General Partner the express authority to approve and engage in a Unit split, subdivision, or combination; (ii) providing the General Partner with specific authority to issue Partnership securities in one or more classes or series with such designations, preferences, rights, powers, and duties, which may be senior to existing classes and series of Partnership securities, including BUCs, as determined by the General Partner; (iii) expressly providing the General Partner the authority to issue options, warrants, rights, and other equity instruments relating to Units under employee benefit plans and executive compensation plans maintained or sponsored by the Partnership, the General Partner, The Burlington Capital Group LLC (“Burlington”), which is the general partner of the General Partner, or their affiliates; and (iv) expressly providing the General Partner the authority to engage in spin-offs and other similar transactions, and otherwise transfer or dispose of Partnership assets pursuant to such transactions.

•	LP Agreement Amendment Proposal 1C. The amendments set forth in this proposal relate to providing the Partnership with greater operational flexibility to manage the organization of the Partnership by (i) providing a more flexible and general purpose statement for the Partnership to permit the Partnership to engage in all permissible activities a partnership may engage in under Delaware law; (ii) removing certain provisions that would trigger an automatic dissolution of the Partnership; and (iii) expanding the instances in which the General Partner can amend the Limited Partnership Agreement and Certificate of Limited Partnership without Unitholder approval.

•	LP Agreement Amendment Proposal 1D. The ~~amendments~~amendment set forth in this proposal ~~relate~~relates to enhancing the operational sustainability of the Partnership by ~~(i)~~ deleting the automatic expiration date of the Partnership (which is currently December 31, 2050) and rather making the term of the Partnership continue indefinitely until the Partnership is dissolved~~; and (ii) revising a number of provisions in the Limited Partnership Agreement, which the Board believes to be consistent with Delaware law, to remove references to the General Partner owing fiduciary duties to the limited partners and BUC holders.~~.

•	LP Agreement Amendment Proposal 1E. The amendments set forth in this proposal relate to enhancing the operational sustainability of the Partnership by revising a number of provisions in the Limited Partnership Agreement, which the Board believes to be consistent with Delaware law, to remove references to the General Partner owing fiduciary duties to the limited partners and BUC holders.

•	LP Agreement Amendment Proposal 1~~E~~F. This proposal provides for certain amendments to the Limited Partnership Agreement that are intended to protect the Partnership and its Unitholders from unsolicited acquisition tactics which the Board believes could be coercive and unfair to Unitholders.

•	LP Agreement Amendment Proposal 1~~F~~G. The amendments set forth in this proposal are intended to clarify operational and related mechanical matters of the Partnership by (i) clarifying name references to the Partnership; (ii) clarifying the fully-paid and non-assessable nature of issued Units; (iii) clarifying that the General Partner has express authority to acquire and hold real property through the foreclosure of a mortgage revenue bond; and (iv) making certain other immaterial and ministerial revisions to update and modernize the Limited Partnership Agreement.

(Revisions on pages 2-4 of Amendment No. 1 under the heading “Summary”)

Proposals 1A through 1~~F~~G – Approval of the LP Agreement Amendment Proposals (page             22)

We are asking Unitholders to consent to the following proposals, which we refer to collectively in this document as the “LP Agreement Amendment Proposals,” by which we would amend and restate our Agreement of Limited Partnership.

LP Agreement Amendment Proposal 1A

The amendments set forth in this proposal relate to providing the Partnership with greater operational flexibility to engage in investment activities by:

•	revising the definition of “Tax-Exempt Investments” to permit the General Partner to invest in a wider variety of tax-exempt investments without the constraints of a rating requirement when the investment is secured by a mortgage; and

•	providing the General Partner with express authority to acquire, hold, and invest in securities on behalf of the Partnership other than mortgage investments and tax-exempt investments, including investments that would be taxable for federal income tax purposes, and to make loans to unaffiliated third parties which are fully-secured by real estate (whether or not the interest on such loans are exempt from federal income taxation).

LP Agreement Amendment Proposal 1B

The amendments set forth in this proposal relate to providing the Partnership with greater operational flexibility with respect to transactions in the Partnership’s securities by:

•	providing the General Partner the express authority to approve and engage in a Unit split, subdivision, or combination;

•	providing the General Partner with specific authority to issue Partnership securities in one or more classes or series with such designations, preferences, rights, powers, and duties, which may be senior to existing classes and series of Partnership securities, including BUCs, as determined by the General Partner;

•	expressly providing the General Partner the authority to issue options, warrants, rights, and other equity instruments relating to Units under employee benefit plans and executive compensation plans maintained or sponsored by the Partnership, the General Partner, Burlington, or their affiliates; and

•	expressly providing the General Partner the authority to engage in spin-offs and other similar transactions, and otherwise transfer or dispose of Partnership assets pursuant to such transactions.

LP Agreement Amendment Proposal 1C

The amendments set forth in this proposal relate to providing the Partnership with greater operational flexibility to manage the organization of the Partnership by:

•	providing a more flexible and general purpose statement for the Partnership to permit the Partnership to engage in all permissible activities a partnership may engage in under Delaware law;

•	removing certain provisions that would trigger an automatic dissolution of the Partnership; and

•	expanding the instances in which the General Partner can amend the Limited Partnership Agreement and Certificate of Limited Partnership without Unitholder approval.

LP Agreement Amendment Proposal 1D

The ~~amendments~~amendment set forth in this proposal ~~relate~~relates to enhancing the operational sustainability of the Partnership by~~:☐~~ deleting the automatic expiration date of the Partnership (which is currently December 31, 2050) and rather making the term of the Partnership continue indefinitely until the Partnership is dissolved~~; and~~.

LP Agreement Amendment Proposal 1E

~~☐~~ The amendments set forth in this proposal relate to enhancing the operational sustainability of the Partnership by revising a number of provisions in the Limited Partnership Agreement, which the Board believes to be consistent with Delaware law, to remove references to the General Partner owing fiduciary duties to the limited partners and BUC holders.

LP Agreement Amendment Proposal 1~~E~~F

This proposal provides for certain amendments to the Limited Partnership Agreement that are intended to protect the Partnership and its Unitholders from unsolicited acquisition tactics which the Board believes could be coercive and unfair to Unitholders.

LP Agreement Amendment Proposal 1~~F~~G

The amendments set forth in this proposal are intended to clarify operational and related mechanical matters of the Partnership by:

•	clarifying name references to the Partnership;

•	clarifying the fully-paid and non-assessable nature of issued Units;

•	clarifying that the General Partner has express authority to acquire and hold real property through the foreclosure of a mortgage revenue bond; and

•	making certain other immaterial and ministerial revisions to update and modernize the Limited Partnership Agreement.

The approval of all of the LP Agreement Amendment Proposals (i.e., each of the LP Agreement Amendment Proposals 1A, 1B, 1C, 1D, 1E, 1F, and 1~~F~~G) will constitute adoption and approval by the public Unitholders of the Amended and Restated LP Agreement. The Amended and Restated LP Agreement is attached as Appendix A to this Consent Solicitation Statement and is incorporated into this Consent Solicitation Statement by reference. You are encouraged to read the Amended and Restated LP Agreement as it is the legal document that governs the affairs of the Partnership.

See “Proposals 1A through 1~~F~~G – Approval of the First Amended and Restated Agreement of Limited Partnership of America First Multifamily Investors, L.P.” beginning on page             22 for additional information.

(Revisions to the first set of bullet points on pages 18-19 of Amendment No. 1 under the heading “Reasons for the Amendments to the Limited Partnership Agreement”)

•	Provide Greater Operational Flexibility to Engage in Investment Activities – by amending the Limited Partnership Agreement to (i) revise the definition of “Tax-Exempt Investments” to permit the General Partner to invest in a wider variety of tax-exempt investments without the constraints of a rating requirement when the investment is secured by a mortgage; and (ii) provide the General Partner with express authority to acquire, hold, and invest in securities on behalf of the Partnership other than mortgage investments and tax-exempt investments, including investments that would be taxable for federal income tax purposes, and to make loans to unaffiliated third parties, which are fully-secured by real estate (whether or not the interest on such loans are exempt from federal income taxation).

•	Provide Greater Operational Flexibility With Respect to Transactions in the Partnership’s Securities – by amending the Limited Partnership Agreement to (i) provide the General Partner the express authority to approve and engage in a Unit split, subdivision, or combination; (ii) provide the General Partner with specific authority to issue Partnership securities in one or more classes or series with such designations, preferences, rights, powers, and duties, which may be senior to existing classes and series of Partnership securities, including BUCs, as determined by the General Partner; (iii) expressly provide the General Partner the authority to issue options, warrants, rights, and other equity instruments relating to Units under employee benefit plans and executive compensation plans maintained or sponsored by the Partnership, the General Partner, Burlington, or their affiliates; and (iv) expressly provide the General Partner the authority to engage in spin-offs and other similar transactions, and otherwise transfer or dispose of Partnership assets pursuant to such transactions.

•	Provide Greater Operational Flexibility to Manage the Organization of the Partnership – by amending the Limited Partnership Agreement to (i) provide a more flexible and general purpose statement for the Partnership to permit the Partnership to engage in all permissible activities a partnership may engage in under Delaware law; (ii) remove certain provisions that would trigger an automatic dissolution of the Partnership; and (iii) expand the instances in which the General Partner can amend the Limited Partnership Agreement and Certificate of Limited Partnership without Unitholder approval.

•	Enhance Operational Sustainability – by amending the Limited Partnership Agreement to~~: (i)~~ delete the automatic expiration date of the Partnership (which is currently December 31, 2050) and rather make the term of the Partnership continue indefinitely until the Partnership is dissolved~~; and (ii) revise a number of provisions in the Limited Partnership Agreement to remove references to the General Partner owing fiduciary duties to the limited partners and BUC holders, which the Board believes to be consistent with Delaware law.~~.

•	Enhance Operational Sustainability – by amending the Limited Partnership Agreement to remove references to the General Partner owing fiduciary duties to the limited partners and BUC holders, which the Board believes to be consistent with Delaware law.

•	Enhance Operational Sustainability – by providing certain amendments to the Limited Partnership Agreement that are intended to protect the Partnership and its Unitholders from unsolicited acquisition tactics that the Board believes could be coercive and unfair to Unitholders.

•	Clarify Operational and Related Mechanical Matters – by amending the Limited Partnership Agreement to (i) clarify name references to the Partnership; (ii) clarify the fully-paid and non-assessable nature of issued Units; (iii) clarify that the General Partner has express authority to acquire and hold real property through the foreclosure of a mortgage revenue bond; and (iv) make certain other immaterial and ministerial revisions to update and modernize the Limited Partnership Agreement.

(Revisions on pages 26-27 of Amendment No. 1 under the heading “The LP Agreement Amendment Proposals”)

LP Agreement Amendment Proposal 1D: ~~Amendments~~Amendment to Enhance Operational Sustainability

Term of the Partnership

Section 2.04 of the current Limited Partnership Agreement provides for a fixed term of the Partnership to expire on December 31, 2050. We propose to amend this provision in the Amended and Restated LP Agreement to make the term of the Partnership continue indefinitely until the Partnership is dissolved. The general effect of this amendment will be to ensure the existence of the Partnership endures based not on a fixed, arbitrary date, but rather based on the desires on the stakeholders in the Partnership, specifically the Unitholders.

THE BOARD UNANIMOUSLY RECOMMENDS THAT UNITHOLDERS VOTE “FOR” THE APPROVAL OF LP AGREEMENT AMENDMENT PROPOSAL 1D.

LP Agreement Amendment Proposal 1E: Additional Amendments to Enhance Operational Sustainability

Duties and Obligations of the General Partner

Under the current Limited Partnership Agreement, there are a number of provisions which, taken together, can be interpreted to impose corporate-style fiduciary duties on the General Partner that resemble the fiduciary duties the board of directors a Delaware corporation owes to its shareholders. These provisions include the following:

•	Section 5.06(d), which states the General Partner shall have fiduciary responsibility for the safekeeping and use of the Partnership’s funds and assets, and that the General Partner owes the same fiduciary duty to the holders of BUCs as it does to the Partnership’s limited partners.

•	Section 5.08, which references the fiduciary duties of the General Partner and its affiliates to BUC holders in connection with the General Partner’s and its affiliates’ outside business activities.

•	Section 5.10(b), which references the fiduciary duty of the General Partner in connection with new allocations of income or losses of the Partnership upon certain amendments of the Limited Partnership Agreement.

•	Section 11.02(c), which states the General Partner owes the same duties (including any fiduciary duties created by law) to the BUC holders as the General Partner owes to a limited partner, and BUC holders may sue the General Partner to enforce such duties.

After more than 17 years of operations and experience in managing the affairs of the Partnership, the Board has now determined that the above provisions are unduly restrictive of the Board, the General Partner, and the Partnership’s management and are not in-line with the governing documents of a majority of other publicly-traded partnerships. In this regard, Section 17-1101(d) of the DRULPA expressly permits the contractual modification, restriction, and elimination of fiduciary duties of the general partner in the partnership agreement. The Board believes that self-imposing corporate style fiduciary duties on the General Partner (and, impliedly, on itself) does not lead, and has not led, to any appreciable superior corporate governance practices, as the Board and General Partner are already subject to robust duties and governance guidelines set forth in the Limited Partnership Agreement, the listing rules of the NASDAQ stock exchange, and the rules and regulations of the SEC. As a result, the Board believes the additional duties imposed under the Limited Partnership Agreement are duplicative and may invite unwarranted claims against the Partnership and its management without providing any noticeable governance benefits. The Board, therefore, believes that self-imposing corporate-style fiduciary duties in the partnership context, when other publicly-traded partnerships do not self-impose such duties, puts the Partnership at a competitive disadvantage, increases the risks of costly and distracting claims, and reduces the sustainability of the Partnership’s financial performance and operations.

Consequently, in accordance with Delaware law we propose in the Amended and Restated LP Agreement to remove references to the General Partner owing fiduciary duties to the limited partners and BUC Holders, which the Board believes to be consistent with the provisions of Section 17-1101(d) of the DRULPA. The Board also believes this will result in modernizing and bringing the Limited Partnership Agreement in line with the partnership agreements of other publicly-traded partnerships which do not self-impose corporate-style fiduciary duties on their general partners and management. The general effect of these amendments will be to increase the sustainability of the Partnership by reducing the risks of fiduciary duty claims being brought against the Partnership and its management. By reducing this risk, the General Partner, the Board, and the Partnership’s management will be able to operate the Partnership with more reassurance that their actions will be examined under the same level of scrutiny that is imposed by other similarly situated publicly-traded partnerships.

THE BOARD UNANIMOUSLY RECOMMENDS THAT UNITHOLDERS VOTE “FOR” THE APPROVAL OF LP AGREEMENT AMENDMENT PROPOSAL 1~~D.~~E.

(Revised Consent Form)

CONSENT FORM
1004 Farnam Street, Suite 400 Omaha, Nebraska 68102 YOUR VOTE IS IMPORTANT NO MATTER HOW MANY UNITS YOU OWN. PLEASE CAST YOUR VOTE TODAY! SAMPLE CONSENT FORM

AMERICA FIRST MULTIFAMILY INVESTORS, L.P.

CONSENT SOLICITATION EXPIRING ON SEPTEMBER 8, 2015

The undersigned holder of beneficial unit certificates (“Unitholder”) of America First Multifamily Investors, L.P. (the “Partnership”) hereby revokes all prior consents given with respect to the matters covered hereunder and acknowledges receipt of the Consent Solicitation Statement dated July 24, 2015 (the “Consent Solicitation Statement”) of the Partnership. All capitalized terms not otherwise defined herein shall have the meanings set forth in the Consent Solicitation Statement. Every Unitholder who wishes to vote with regard to the proposals described in the Consent Solicitation Statement and this Consent Form must vote in accordance with one of the methods described above. Unitholders may revoke their consents at any time prior to 11:59 p.m. EDT on September 8, 2015 (i) by dating, signing, and delivering to the Partnership a written notice that clearly expresses the revocation of consent, or (ii) by delivering a properly executed, subsequently dated Consent Form withholding a previously granted consent. Any such written notice or later dated Consent Form should be sent to the principal executive offices of the Partnership at 1004 Farnam Street, Suite 400, Omaha, Nebraska 68102, Attention: Craig S. Allen, Chief Financial Officer. Any revocation received after the Partnership’s receipt of the Required Consent will not be effective.

Do you have questions? If you have any questions about how to vote or about the consent solicitation in general, please call toll-free (800) 591-8250. Representatives are available to assist you Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

Important Notice Regarding the Availability of Consent Materials for the Consent Solicitation expiring on September 8, 2015. The Consent Solicitation Statement, Notice of the Consent Solicitation, and the Consent Form, along with the Partnership’s 2014 Annual Report on Form 10-K are available, without charge, at: https://www.proxyonline.com/docs/ataxproxy.pdf, as well as from our website at http://www.ataxfund.com or from the SEC’s web site at http://www.sec.gov. You may also request a copy of these materials, without charge, by sending an email to callen@burlingtoncg.com. Please make your request no later than August 21, 2015 to facilitate timely delivery. If you do not request materials pursuant to the foregoing procedures, you will not otherwise receive an email or electronic copy of the materials.

CONSENT FORM

AMERICA FIRST MULTIFAMILY INVESTORS, L.P.

This Consent Solicitation is being made by the General Partner through the Board of Managers of The Burlington Capital Group LLC (“Burlington”), the general partner of the General Partner of the Partnership, and the proposals (set forth below) have been proposed by the Board.

When properly executed, this Consent Form will be voted as indicated or “FOR” all the proposals if no choice is indicated. If you vote online or by telephone, you do NOT need to return this consent form.

The Board of Managers of Burlington, the general partner of the General Partner, recommends that Unitholders vote “FOR” the approval of all the proposals.

TO VOTE, MARK ONE CIRCLE IN BLUE OR BLACK INK. Example: ●

		PROPOSALS	FOR	AGAINST	ABSTAIN
1.	To consider and vote upon seven proposals, which, if approved, will amend and restate the Agreement of Limited Partnership of the Partnership. Such proposals are as follows:

	1A.	LP Agreement Amendment Proposal 1A

Amendments relating to the revision of the definition of “Tax-Exempt Investments,” and providing the General Partner with express authority to acquire, hold, and invest in securities on behalf of the Partnership other than mortgage investments and tax-exempt investments, including investments that would be taxable for federal income tax purposes, and to make loans to unaffiliated third parties which are fully-secured by real estate.

			O	O	O

	1B.	LP Agreement Amendment Proposal 1B

Amendments relating to providing the General Partner the express authority to engage in a Unit split or similar transaction, issue Partnership securities in one or more classes or series, issue options, warrants, rights, and other equity instruments relating to Units under employee benefit plans and executive compensation plans, and engage in spin-offs and similar transactions.

			O	O	O

	1C.	LP Agreement Amendment Proposal 1C

Amendments relating to revising the Partnership’s purpose statement, removing certain automatic dissolution provisions, and expanding the ability of the General Partner to amend the Limited Partnership Agreement and Certificate of Limited Partnership without Unitholder approval.

			O	O	O

	1D.	LP Agreement Amendment Proposal 1D

		Amendment relating to deleting the automatic expiration date of the Partnership and making the term of the Partnership continue indefinitely.	O	O	O

	1E.	LP Agreement Amendment Proposal 1E

		Amendments relating to revising a number of provisions to remove references to the General Partner owing fiduciary duties to the limited partners and BUC holders.	O	O	O

	1F.	LP Agreement Amendment Proposal 1F

		Amendments to the Limited Partnership Agreement that are intended to protect the Partnership and its Unitholders from unsolicited acquisition tactics which could be coercive and unfair to Unitholders.	O	O	O

	1G.	LP Agreement Amendment Proposal 1G

		Amendments relating to clarifying name references to the Partnership, clarifying the fully-paid and non-assessable nature of issued Units, clarifying the General Partner has authority to acquire and hold real property through the foreclosure of a mortgage revenue bond, and making certain other immaterial and ministerial revisions to update and modernize the Limited Partnership Agreement.	O	O	O

2.	To approve and adopt the America First Multifamily Investors, L.P. 2015 Equity Incentive Plan.		O	O	O

To be counted, your consent must be received by 11:59 p.m. Eastern Daylight Time on September 8, 2015, which is the expiration date of the Consent Solicitation.

YOUR SIGNATURE IS REQUIRED FOR YOUR VOTE TO BE COUNTED.
SIGNATURE (AND TITLE IF APPLICABLE) DATE

Please sign exactly as your name(s) appear(s) on this consent form, and date it. When Units are held jointly, each holder should sign. When signing in a representative capacity, please give title.
SIGNATURE (IF HELD JOINTLY) DATE

THANK YOU FOR VOTING